SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 30, 2007

BT Group plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

Enclosure: Annual Review and Notice of Meeting 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Alan Scott
Name:	Alan Scott
Title:	Assistant Secretary

Date: May 30, 2007

Bringing it all together

Annual
Review &
Notice of
Meeting
2007

Summary financial statement and Notice of
Annual General Meeting 2007

This document is important and requires your immediate attention. If you have any doubts about what action you need to take, you should contact your stockbroker, bank manager, solicitor, accountant or other independent professional advisor authorised under the Financial Services and Markets Act 2000 immediately.
If you have sold or transferred all of your shares you should pass this booklet and the accompanying documents to the person through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Group overview

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries.

Our principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services; and converged fixed/mobile products and services.

Our vision is to be dedicated to helping customers thrive in a changing world.

Our mission is to be the leader in delivering converged networked services.

Contents
2	Group overview
3	Chairmans’ message
6	BT in review
10	Summary financial statement
12	Auditors’ statement
14	Summary report on Directors’ remuneration
18	Summary Directors’ report
20	Board of Directors
22	Notice of Meeting
28	AGM information
30	Sharehoflder inormation

In this Annual Review, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries, or any of them as the context may require.

Our performance
Revenue of £20,223 million, up 4%
New wave revenue of £7,374 million, up 17%
Profit before taxation and specific itemsa of£2,495 million, up 15%
Earnings per share before specific itemsa of 22.7 pence, up 16%
Free cash flowa of £1,354 million and net debta of £7.9 billion
Full year proposed dividends of 15.1 pence per share, up 27%
£2.5 billion allocated to a new share buy back programme

aProfit before taxation and specific items, earnings per share before specific items, free cash flow and net debt are non GAAP measures. The directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way financial performance is measured by management.

Key Dates for 2007/08

Annual General Meeting	19 July 2007

First quarter results	26 July 2007

Second quarter and half year results	8 November 2007

Third quarter and nine months results	February 2008

Fourth quarter and full year results	May 2008

2008 Annual Report & Form 20-F published	May 2008

2 BT Group plc Annual Review & Notice of Meeting 2007

Chairman’s message

Dear Shareholder,

Welcome to our combined Annual Review and Notice of Meeting. I very much hope that you will be able to join us at the AGM at The Sage Gateshead on Thursday 19 July 2007. If you do not plan to attend please complete and return a proxy form so that you will be able to vote at the Meeting. You will find enclosed a copy of Forward, our shareholder magazine which will bring you up to speed with some of the exciting things happening in your company. In line with our commitment to operating in an environmentally responsible way, this year’s AGM shareholder information has been produced in A5 format to save paper and reduce postage costs.

...............................................................................................................................................

Results
The 2007 financial year was a very good one for your company – our results once again were excellent. Revenue grew by 4% and earnings per share before specific items grew by 16% to 22.7 pence. We continued to invest in technologies, networks and systems that will, we believe, transform our customers’ lives and businesses, along with their experience of dealing with BT.
     I am delighted to report that our proposed full year dividend is 15.1 pence per share, 27% higher than last year, moving to a two-thirds pay out ratio a year earlier than we had previously announced. We expect to increase the dividend, taking into account our earnings growth, cash generation and our ongoing investment needs. In addition, because of the financial strength of the company we are introducing a new £2.5 billion share buy back programme which we expect to be completed by 31 March 2009.

Business progress
We continued to implement our strategy for profitable growth. New wave revenue now accounts for 36% of our total business. We are a major player in the global networked IT services market, meeting the needs of our customers around the world. In the UK, we have around 11 million broadband lines over which we are able to offer all our customers – consumer, SME, corporate and wholesale – a more accessible, faster and richer broadband experience.

Our wider responsibilities
I am extremely proud of the fact that, for the sixth consecutive year, BT was the highest placed telecommunications company in the Dow Jones Sustainability Index. We are committed to operating in an ethical, sustainable and socially responsible way, and to having a positive impact on all those communities whose lives we touch.
     As the corporate social responsibility agenda evolves, so does our strategy. We are, for example, increasingly emphasising three new priorities:

•	tackling climate change. We are committed to cutting our CO2 emissions by 80% from 1996 levels by 2016 and to helping customers and suppliers cut theirs through the more effective use of communications technology. The fact that our Chief Executive, Ben Verwaayen, is chairing the CBl’s climate change task force indicates how seriously we take this issue.

BT Group plc Annual Review & Notice of Meeting 2007 3

•	enabling sustainable economic growth. We are increasingly integrating sustainability in all our business processes.
•	helping to build a more inclusive society. We are looking at the ways in which communications technology can help to build a fairer, more inclusive society.

Pensions
Investment performance on assets in the BT Pension Scheme (BTPS) was very good, with year end value at a record £38 billion. During the year, BT and the trustees of BTPS agreed the triennial funding of the scheme. Under a new and more conservative actuarial methodology, the deficit at 31 December 2005 was calculated as £3.4 billion.
     BT has agreed to make deficit payments equivalent to £280 million a year for ten years, with the first three years’ instalments paid up front – £840 million was paid into the scheme by 30 April 2007. I believe this is a fair and prudent deal for pensioners and shareholders, and demonstrates that your company stands fully behind its pension obligations.

Your Board
I will be stepping down as Chairman in the autumn after more than six challenging and fascinating years with BT. Sir Mike Rake will take over as your next Chairman in September. Mike is currently chairman of KPMG International; he has demonstrated outstanding leadership of this major global organisation during a time of turbulence and change. He will bring extensive international experience to BT as it continues to position itself as a truly global company.
     A number of changes to the Board have occurred since I last wrote to you. Sir Anthony Greener stepped down as Deputy Chairman and from the Board on 30 September 2006 after six years and I would like to thank him for his very significant contribution to the development of our strategy. His successor is Maarten van den Bergh, who has been a non-executive director since September 2000. Maarten, who prior to his retirement was president of the Royal Dutch Petroleum Company, also chairs the Remuneration Committee and is our senior independent director. And I’d like to welcome two new directors, Deborah Lathen and François Barrault. Deborah, who is president of Washington-based Lathen Consulting, joined the Board as a non-executive director in February 2007. She brings strong US business and policy experience to BT, including as a previous chief of the Cable Services Bureau at the US Federal Communications Commission. François joined the Board on 24 April 2007 as Chief Executive BT Global Services (in which role he succeeds Andy Green who became CEO of Group Strategy and Operations). As President of BT International, François established a record of exceptional growth in BT’s operations outside the UK.

Delivering our plan
I would like to thank shareholders and customers for their confidence in our strategy and the loyalty they have shown in the past six years.
     I’d also like to thank our Chief Executive, Ben Verwaayen, the other members of the Board – both executive and non-executive – and all BT people for their efforts and unwavering support. If I cannot entirely resist the temptation to look back over the past six years, it is because that is the best way of acknowledging what they have achieved.

4 BT Group plc Annual Review & Notice of Meeting 2007

Back in 2001 your company’s net debt had risen to nearly £30 billion. In response, in May 2001, your Board put in place an action plan to reduce debt, manage costs and enhance our abilities to serve our customers even more effectively. That plan has been delivered.
     Debt was brought under control by a combination of the largest ever rights issue in UK corporate history and the disposal of a number of businesses including Yell (our international directories and e-commerce business) and our interests in Japan and Spain. 02 (previously Cellnet) was demerged and Concert (our international joint venture with AT&T) was unwound. These structural changes have provided commercial and financial flexibility for the group and our debt in recent years has reduced to sustainable levels.
     We have rigorously managed our costs, taking a disciplined approach to eliminating waste and duplication, wherever possible using our own technology to become more cost effective.
     During that period, new technologies have given customers access to a range of services –high-speed broadband, fixed-mobile convergence and next-generation TV – that have transformed their idea of what is possible. Our efforts in UK broadband and in global networked IT services have been very successful.

Looking forward
Looking ahead, your company is positioned for success. With a new Chairman and an experienced CEO at the helm, and a workforce experienced in the business of transformation, the signs are very positive. It has been a privilege to be involved with BT’s journey to this point; I shall, of course, continue to follow its future progress with great interest and pleasure.

Notice of meeting
To give as many shareholders as possible the opportunity to attend the AGM, we hold the meeting in a different region of the UK each year. We also broadcast my speech and the presentation by our Chief Executive, Ben Verwaayen, live over the internet (see page 27).
     Of the directors proposed for re-election this year, one is an independent non-executive director, John Nelson. I am pleased to confirm to shareholders that, following formal performance evaluation, we continue to regard John as an effective non-executive director. He makes a valuable contribution to the Board and has demonstrated a high level of commitment to the role. Deborah Lathen and François Barrault, who have recently joined the Board, are also retiring automatically and are proposed for election. The Board recommend Deborah and François for election.
     Even if you are not able to come to the meeting in person, your vote is still important. I would urge you, regardless of the number of shares you own, to vote.
     You may vote by completing and returning the enclosed Proxy Card. Alternatively, you may cast your vote online or by telephone or fax.
     I look forward to seeing you at The Sage Gateshead.

Sir Christopher Bland
Chairman
16 May 2007

BT Group plc Annual Review & Notice of Meeting 2007 5

BT in review

Our principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services; and converged fixed/mobile products and services.

.......................................................................
Our strategy
.......................................................................

Key performance indicators
The key performance indicators against which we test the success of our strategy are earnings per share before specific itemsa, free cash flowa and customer satisfaction.

.......................................... ..................................... ..........................................
Earnings per share before specific items[a] pence	Customer satisfaction (% increase in customers very/extremely satisfied – 12 months average)

.......................................... ..................................... ..........................................

[a]Profit before taxation and specific items, earnings per share before specific items and free cashflow are non GAAP measures.
[b]Amounts presented in respect of the years ended 31 March 2004 and 2003 are presented in accordance with UK GAAP. UK GAAP is not directly comparable with IFRS.

6 BT Group plc Annual Review & Notice of Meeting 2007

.................................................................................................................................
Share price (pence) over the financial year ended 31 March 2007	Dividends Proposed final dividend of 10.0p per share, giving a total dividend for the full year of 15.1p per share, up 27%

.................................................................................................................................

[a]Profit before taxation and specific items, earnings per share before specific items and free cashflow are non GAAP measures.

Our values
The BT values capture the way we get things done. They sum up what customers can expect from us and what BT people can expect from each other. They are at the heart of every compelling customer experience. Living our values is key to our success.

Our values are:

TRUSTWORTHY	we do what we say we will

HELPFUL	we work as one team

INSPIRING	we create new possibilities

STRAIGHTFORWARD	we make things clear

HEART	we believe in what we do

We are committed to contributing positively to society and a sustainable future. This is part of the heart of BT.

BT Group plc Annual Review & Notice of Meeting 2007 7

BT in review – continued

Our people
We aim to create a high-performance team of people who can really make a difference. Ensuring that every single employee has opportunities to develop innovative solutions and realise his/her potential is the best way we know of meeting and exceeding our customers’ expectations.

•	We are committed to recruiting, developing, recognising, rewarding and retaining the best.
•	We recognise the power of diversity and are working to create an inclusive working environment in which all employees can thrive.
•	We are focused on motivating leaders at all levels in BT and providing appropriate development opportunities.

Building a global workforce
Growth by region (excluding the UK, where the number of employees remained substantially the same)

+54% Americas	+4% Europe, the Middle East and Africa	+29% Asia Pacific

106,200 Employees worldwide including the UK

The way we do business
We aim to do business in an innovative, ethical and sustainable way in accordance with our published code of practice – The Way We Work – not just because we believe that’s the right thing to do but also because we believe that it’s good business – good for customers, good for shareholders and good for the communities in which we operate.

•	Our CO2 emissions are 60% below their 1996 levels and we are committed to achieving an 80% reduction from our 1996 baseline by 2016.
•	We commit a minimum of 1% of our UK pre-tax profits to activities which support society.
•	The Way We Work – visit www.bt.com/twww

Dow Jones Sustainability Indexes Member 2006/07

BT is ranked as the top company in the telecommunications sector for the sixth year in a row.

We have ISO 9001 certification for most of our operations in the UK and around the world.

Consumer services
Further information on consumer services is available as follows:

•	BT Broadband – visit www.bt.com/ shareholders/broadband	•	BT Mobile – call 0800 107 8034 or visit www. bt.com/btmobile
•	BT Home IT Support – call 0800 432 0230 or visit www.bt.com/itadvice	•	BT Vision – call 0800 917 7610 or visit www. bt.com/btvision
•	BT Fusion – call 0800 783 2326 or visit www.bt.com/btfusion/shareholder	•	Shareholder offers – call 0800 328 4478 or visit www.bt.com/shop/shareholders

Information on the services we offer is regularly enclosed with BT phone bills.

8 BT Group plc Annual Review & Notice of Meeting 2007

Our capabilities
Our capabilities range from the provision of a single, domestic telephone line to the development of an innovative network infrastructure for the twenty-first century; from global networked IT services to broadband packages for the home; from next-generation TV to voice over IP services; from innovative calls packages for homes and businesses to personal help when your PC goes wrong.
•	We have the most comprehensive fixed-line communications network in the UK, one of the broadest IP-enabled networks in Europe, and our network-based services extend to and across North and South America and the Asia Pacific region.
•	We had 10.7 million broadband lines including LLU (local loop unbundling) and in the retail market our market share of consumer and business DSL (digital subscriber lines) and LLU broadband connections in the UK was 34% at 31 March 2007.
•	The first live customer call using our twenty-first century IP network (21CN) was made on 28 November 2006.
•	BT is developing and delivering software-driven products over broadband harnessing the power of our 21CN platform.

Serving our customers
Our 18 million customers range from individual consumers with a single phone line, to government departments and some of the world’s biggest multinationals. With effect from 1 July 2007, a new operational structure will help us enhance our services.

Revenue mix by customer segment
year ended 31 March 2007

We will serve our customers - consumer, business, wholesale and major corporate - through four lines of business

BT GROUP	BT GLOBAL SERVICES	BT RETAIL	BT WHOLESALE	OPENREACH
Ben Verwaayen CEO	François Barrault CEO	Ian Livingston CEO	Paul Reynolds CEO	Steve Robertson CEO

Andy Green CEO Group Strategy and Operations
Hanif Lalani Group Finance Director		BT DESIGN

BT OPERATE
Two new business units will be responsible for developing and operating the platforms, systems and processes that will support our services around the world

Find out more	Read more about BT in our full annual report or visit www.btplc.com

BT Group plc Annual Review & Notice of Meeting 2007 9

Summary financial statement

Summary group income statement
for the year ended 31 March

	Before specific items	Specific items [a]	Total		Total
	2007	2007	2007		2006
	£m	£m	£m		£m

Revenue	20,223	–	20,223		19,514

Operating profit	2,713	(172)	2,541		2,495
Net finance expense	(233)	139	(94)		(472)
Share of post tax profit of associates and joint ventures	15	–	15		16
Profit on disposal of associate and joint ventures	–	22	22		1

Profit before taxation	2,495	(11)	2,484		2,040
Taxation	(611)	979	368		(492)

Profit for the year	1,884	968	2,852		1,548

Earnings per share			34.4	p	18.4	p
Earnings per share before specific items			22.7	p	19.5	p
Proposed dividends per share			15.1	p	11.9	p

[a]Specific items comprise items that are considered to be significant one-off or unusual items such as disposals of businesses and investments. Separate identification of these items is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The principal specific item in the 2007 financial year related to the settlement of substantially all open UK tax matters relating to tax years up to and including 2004/05 with HM Revenue & Customs. The total impact of this settlement was a net credit of £1,067 million comprising a tax credit of £938 million representing those elements of the tax charges previously recognised which were in excess of the final agreed liability, interest income of £139 million on the repayment and operating costs of £10 million representing the costs associated with reaching this agreement. Specific items in the 2006 financial year amounted to a net cost of £96 million, mainly comprising property rationalisation costs and a provision for the costs of establishing Openreach as a separate line of business.

Line of business summary
for the year ended 31 March

	Revenue			Operating profit (loss)

	2007	2006	[a]	2007	2006	[a]
	£m	£m		£m	£m

BT Global Services	9,106	8,772		293	288
BT Retail	8,414	8,507		674	569
BT Wholesale	7,584	7,343		724	759
Openreach	5,177	5,142		1,177	1,183
Other	17	18		(327)	(304)
Intra-group	(10,075)	(10,268)		–	–

Group totals	20,223	19,514		2,541	2,495

[a] Restated to reflect the creation of Openreach.

10 BT Group plc Annual Review & Notice of Meeting 2007

Summary group cash flow statement
for the year ended 31 March

	2007	2006
	£m	£m

Net cash inflow from operating activities	5,210	5,387
Net cash (used) received in investing activities	(3,035)	365
Net cash used in financing activities	(2,898)	(5,278)
Effects of exchange rate changes	(37)	–

Net (decrease) increase in cash and cash equivalents	(760)	474
Cash and cash equivalents at the start of the year	1,784	1,310

Cash and cash equivalents at the end of the year	1,024	1,784

Free cash flow[a]

Net cash inflow from operating activities	5,210	5,387
Net purchase of property, plant and equipment	(3,209)	(2,874)
Net purchase of non-current asset investments	(3)	(1)
Dividends received from associates	6	1
Net interest paid	(650)	(901)

Free cash flow	1,354	1,612

[a]Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short term investments.

Summary group balance sheet at 31 March

	2007	2006	[a]
	£m	£m

Property, plant and equipment	14,997	15,222

Other non-current assets	3,343	3,061
Current assets	5,815	6,417
Current liabilities	(9,617)	(9,480)

	14,538	15,220

Non-current liabilities	10,266	13,613
Parent shareholders’ equity	4,238	1,555
Minority interests	34	52

	14,538	15,220

[a]Comparative amounts have been reclassified to conform with the presentation adopted in the 2007 financial year.

This summary financial statement was approved by the Board of Directors on 16 May 2007 and was signed on its behalf by:

Sir Christopher Bland	Ben Verwaayen	Hanif Lalani
Chairman	Chief Executive	Group Finance Director

BT Group plc Annual Review & Notice of Meeting 2007 11

Auditors’ statement
Independent Auditors’ statement to the members of BT Group plc
We have examined the Summary financial statement which comprises the Summary group income statement, Summary group cash flow statement and Summary group balance sheet as set out on pages 10 and 11, the Summary report on Directors’ remuneration as set out on pages 14 to 17 and the Summary Directors’ report as set out on pages 18 and 19.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the BT Group plc Annual Review & Notice of Meeting in accordance with United Kingdom law.
      Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the BT Group plc Annual Review & Notice of Meeting with the full annual financial statements, the Report of the Directors and the Report on Directors’ remuneration and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.
      We also read the other information contained in the BT Group plc Annual Review & Notice of Meeting and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement.
      This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board. Our reports on the company’s full annual financial statements describe the basis of our audit opinions on those financial statements and the Report on Directors’ remuneration.

Opinion
In our opinion the Summary financial statement is consistent with the full annual financial statements, the Report of the Directors and the Report on Directors’ remuneration of BT Group plc for the year ended 31 March 2007 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
16 May 2007

12 BT Group plc Annual Review & Notice of Meeting 2007

Important note
This summary financial statement is a summary of information contained in BT’s Consolidated financial statements, Report of the Directors and Report on directors’ remuneration as set out in the BT Group plc Annual Report & Form 20-F (‘Annual Report’). It does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the company or the group and of their policies and arrangements concerning directors’ remuneration as would be provided by the Annual Report. Also, for the company’s disclosure on any significant ways in which the company’s corporate governance practices differ from those followed by US companies under NYSE listing standards, please see page 53 of the Annual Report. Shareholders who would like more detailed information may obtain a copy of the full Annual Report for 2007 and/or future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 100 4141 (+44 121 415 7178 from outside the UK) or can view it online at www.bt.com/annualreport
     The auditors’ report on the full annual accounts for the year ended 31 March 2007 is unqualified and does not contain any statement under Section 237(2) (accounting records or returns inadequate or accounts or directors’ remuneration report not agreeing with records or returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Forward-looking statements – caution advised
Certain statements in this summary financial statement are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding progressive dividend policy and dividend payout ratio; the proposed share buy back programme; cutting CO2 emissions; deficit payments to the pension scheme and being positioned for success.
      Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
     Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT’s operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; timing of entry and profitability of BT in certain communications markets; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT’s performance. Certain of these factors are discussed in more detail in the Annual Report including, without limitation, in Group risk factors. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

BT Group plc Annual Review & Notice of Meeting 2007 13

Summary report on Directors’ remuneration

Introduction
This is a summary of the full Report on directors’ remuneration in the Annual Report, a copy of which is available on request or at www.bt.com/annualreport. The full report will be voted on at the 2007 Annual General Meeting.

Remuneration Committee
The Remuneration Committee sets the remuneration policy and individual packages for the Chairman, executive directors and other senior executives reporting to the Chief Executive. It also approves changes in the company’s long-term incentive plans, recommends to the Board those plans which require shareholder approval and oversees their operation.

Remuneration policy for executives
BT’s executive remuneration policy is to reward employees competitively, taking into account individual, line of business and company performance, market comparisons and the competitive pressures in the information and communications technology industry.
     The policy for executive pay, in general terms, is for base salaries to be positioned within a range, consistent with prevailing market rates, with total direct compensation (basic salary, annual bonus and the value of any long-term incentives) to be at the upper quartile for sustained and excellent performance.

Main components of remuneration
Executive benefits packages comprise a mix of basic salary and performance-related remuneration, as follows:

Basic salary
This is reviewed annually.

Performance-related remuneration
•	Annual bonus – the annual bonus plan is designed to reward the achievement of results against set objectives. Targets in respect of corporate performance, set at the beginning of the financial year 2006/07 for each objective, were based on earnings per share, free cash flow and customer satisfaction. In addition, the Chief Executive is entitled to an award of deferred shares equal to two times his cash bonus. Executive directors are entitled to a bonus in the form of deferred shares with a value of 75% of the cash bonus. The shares vest after three years and act both as an incentive and a retention measure.
•	Long-term incentives – the BT Equity Incentive Portfolio, comprising share options, incentive shares and retention shares, is designed to ensure that equity participation is an important part of overall remuneration and aligned with shareholders’ interests. For the financial year 2006/07, the Committee granted incentive shares to executive directors, senior executives, key managers and professionals:
	–	Awards vest only if a predetermined performance target has been achieved.
	–	The performance measure is total shareholder return (TSR) calculated on a common currency basis and compared with a basket of companies in the European Telecom Sector.
	–	BT’s TSR at the end of the three-year measurement period must be in the upper quartile for all of the awards to vest. At median, 25% of shares under award would vest. Below that point none of the share awards would vest.

Retention shares are granted in special circumstances to help recruit or retain individuals with critical skills and to provide additional incentives. In the financial year 2006/07, seven awards were granted for recruitment and retention purposes.
     Andy Green, formerly Chief Executive BT Global Services, will be granted an award of retention shares, linked to the financial performance of that line of business, with a value of £217,000, in June 2007 (2006: £750,000). In recognition of the leading role which Andy Green will take in delivering the further transformation of the company, announced in April 2007, a retention

14 BT Group plc Annual Review & Notice of Meeting 2007

share award with a value of £535,000 will be granted to him; the award will vest in two years’ time and will not be subject to performance conditions.

Financial year 2007/08 policy
The Remuneration Committee carried out a review of executive remuneration and, as a result, resolved to place a greater emphasis on long-term reward. Incentive share awards with an initial value in the range of 100% to 200% of salary will be awarded. Salaries have been increased to bring them more into line with the market. Ben Verwaayen’s salary will be increased to £800,000, Andy Green’s salary to £520,000, Hanif Lalani’s salary to £520,000, Ian Livingston’s salary to £560,000 and Paul Reynolds’ salary to £475,000.
     François Barrault receives an annual salary of €750,000 (approximately £500,000).
     The bonus targets for the Chief Executive and for the executive directors will continue unchanged.

Pension arrangements
Pensions are based on salary alone – bonuses, other benefits and long-term incentives are excluded.
     Those directors and other employees, who joined the company prior to 1 April 2001, are members of the BT Pension Scheme, which is a defined benefits scheme. Andy Green is a member of the BT Pension Scheme. Hanif Lalani and Paul Reynolds are members of the Scheme but have opted out of future pensionable service accrual.
     The executive directors, who opted out of future pensionable service accrual following the pensions simplification legislation which came into force on 6 April 2006, receive, as an alternative, a cash allowance annually. This is broadly cash neutral for the company.

Other benefits
Other benefits include some or all of: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover, special life cover, professional subscriptions, and tax planning and financial counselling.

Service agreements
The policy is for the Chairman and executive directors to have service agreements providing for one year’s notice by the company. If BT terminates Sir Christopher Bland’s contract before it expires on 30 September 2007, he is entitled to payment of salary and the value of any benefits until that date. Ben Verwaayen is entitled to £700,000 on termination by BT. François Barrault, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds are entitled to salary and benefits until the earlier of 12 months from notice of BT’s termination of the contract or the director obtaining full-time employment. Sir Mike Rake has a service agreement as a director and Chairman with effect from 26 September 2007.
     See the tables on the next pages for details of directors’ emoluments and interests in shares.

BT Group plc Annual Review & Notice of Meeting 2007 15

Directors’ remuneration
The emoluments of the directors for the year ended 31 March 2007 and the benefits received under the long-term incentive plans were, in summary, as follows:
	Total 2007	Total 2006
	£’000	£’000

Salaries	3,167	3,058
Performance-related bonus	2,752	2,284
Deferred bonus in shares	2,767	2,441
Other benefits	223	203

	8,909	7,986
Payments to non-executive directors	528	467

Total emoluments	9,437	8,453
Gain on the exercise of share options	4	–
Value of shares vested under the executive share plans	2,633	652

Retirement benefits are accruing to three directors under defined contribution arrangements and to three directors and one former director under defined benefit arrangements.

Pensions
Sir Christopher Bland is not a member of any of the company’s pension schemes but in 2006/07 the company paid him £15,186 as a retirement allowance. B Verwaayen and I Livingston are not members of any of the company’s pension schemes but the company has agreed to pay an amount equal to 30% of salary towards pension provision.
The aggregate value of contributions paid, or treated as paid, to defined contribution schemes in the 2007 financial year was £88,245. A Green is a member of the BT Pension Scheme. Additional days of pensionable service are being purchased for A Green to bring his pensionable service at age 60 up to 40 years. H Lalani and P Reynolds are members of the BT Pension Scheme but have opted out of future pensionable service accrual and they each receive an annual cash amount equal to 30% of their salary towards pension provision.

	Basic salary and fees	Pension allowance net of pension contributions	Total salary and fees	Annual cash bonus	Expenses allowance	Other benefits excluding pension	Total 2007	Total 2006
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Sir Christopher Bland	500	15	515	–	–	36	551	532

B Verwaayen(1)(2)	742	190	932	884	–	44	1,860	1,694

A Green(1)	500	–	500	483	–	36	1,019	930

H Lalani(1)(4)	450	135	585	444	–	39	1,068	759

I Livingston(1)(2)(3)	525	102	627	507	19	12	1,165	1,110

P Reynolds(1)(3)	450	135	585	434	19	18	1,056	834

M van den Bergh	93	–	93	–	–	–	93	59

M Alahuhta	45	–	45	–	–	–	45	8

C Brendish	50	–	50	–	–	–	50	50

P Hodkinson	55	–	55	–	–	–	55	8

Baroness Jay	50	–	50	–	–	–	50	50

D Lathen(5)	8	–	8	–	–	–	8	–

J F Nelson	55	–	55	–	–	–	55	52

C G Symon	115	–	115	–	–	–	115	87

Sir Anthony Greener(6)	57	–	57	–	–	–	57	115

L R Hughes(7)	–	–	–	–	–	–	–	38

	3,695	577	4,272	2,752	38	185	7,247	6,326

Notes
1In addition, deferred bonuses payable in shares in three years’ time, subject to continued employment, were awarded to B Verwaayen (£1,366,000), A Green (£362,000), H Lalani (£333,000), I Livingston (£380,000) and P Reynolds (£326,000).

[2]Part of the pension allowance of 30% of salary for B Verwaayen and I Livingston was paid to them direct.
[3]Expense allowance includes a monthly cash allowance in lieu of a company car equivalent to £18,500.
4H Lalani received an additional cash payment of £150,000 on 30 June 2006 in respect of a special retention arrangement established on 1 July 2004 when he was Chief Financial Officer, BT Wholesale.
5D Lathen was appointed as a director on 1 February 2007.
[6]Sir Anthony Greener retired as a director on 30 September 2006.
7L Hughes retired as a director on 31 March 2006.

16 BT Group plc Annual Review & Notice of Meeting 2007

Summary of Directors ’ interests in shares and share plans
as at 31 March 2007, or date of appointment if later

	Beneficial shareholdings	[a]	Number of shares under option	[b]	Incentive and retention shares	[c]	Deferred bonus awards	[d]

Sir Christopher Bland	674,386		314,244		329,418		–

B Verwaayen	1,238,827		1,369,820		806,894		958,537

F Barrault[e]	107		362,500		900,328		206,271

A Green	204,629		837,389		898,896		284,822

H Lalani	36,358		415,410		417,420		171,416

I Livingston	349,901		887,889		869,675		286,733

P Reynolds	147,169		787,309		483,675		261,310

M van den Bergh	13,621		–		–		–

M Alahuhta	20,000		–		–		–

C Brendish	30,920		–		–		–

P Hodkinson	4,622		–		–		–

Baroness Jay	10,185		–		–		–

D Lathen	–		–		–		–

J F Nelson	50,000		–		–		–

C G Symon	15,069		–		–		–

	2,795,794		4,974,561		4,706,306		2,169,089

Executive directors are also able to participate in BT’s all-employee share plans.

Notes
[a]Beneficial shareholdings include shares held in the director’s own name or by close family members.
[b]Options granted under the Global Share Option Plan are normally exercisable in full after the third anniversary of their date of grant only if a corporate performance target has been met. Option prices range between 187p and 318p. Options granted in 2002/03 lapsed on 31 March 2007 because the TSR target was not met. The TSR target for options granted in 2004/05 was met in part. As a result, 58% of each option will become exercisable in June 2007; the remaining 42% of each option lapsed.

[c]Retention shares are used as a recruitment and retention tool. They normally vest after three years and are transferred to participants, if they are still employed by the company. The TSR target for awards of incentive shares granted in 2004/05 was met in part. As a result, 55% of each award of incentive shares will vest in May 2007; the remaining 45% of each award lapsed on 31 March 2007.

[d]Awards of shares are directly linked to the value of annual bonuses. The shares vest after three years and are transferred to participants, if they are still employed by the company. Details of deferred bonus awards in respect of the financial year 2006/07 are given in the notes to the table on page 16. Awards in respect of the deferred bonuses will be granted in June 2007.

[e]F Barrault was appointed as a director on 24 April 2007.

BT Group plc Annual Review & Notice of Meeting 2007 17

Summary Directors’ report

Principal activities
BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. A review of BT is given on pages 6-9.

Dividends
An interim dividend of 5.1 pence per share (2006: 4.3 pence) was paid on 12 February 2007. The directors recommend a final dividend of 10 pence per share (2006: 7.6 pence) to be paid on 17 September 2007 to shareholders on the register at the close of business on 24 August 2007. This makes a total dividend for the year of 15.1 pence per share (2006: 11.9 pence), an increase of 27%.
 ...................................................
BT’s total shareholder return (TSR) performance
over the five financial years to 31 March 2007

Source: Datastream 1 April 2001 = 100
The graph shows the relative TSR performance of BT and the FTSE 100.
...................................................

Directors
Details of the current members of the Board are shown on pages 20-21. All served throughout the financial year, with the exception of Deborah Lathen and François Barrault, who were appointed on 1 February 2007 and 24 April 2007 respectively.
     Sir Anthony Greener served as a director and Deputy Chairman until 30 September 2006. He was succeeded as Deputy Chairman and senior independent director by Maarten vanden Bergh.
      Sir Christopher Bland, Andy Green, Ian Livingston and John Nelson retire from the Board by rotation at the Annual General Meeting and being eligible, offer themselves for re-election. Deborah Lathen and François Barrault, having been appointed by the Board, will retire and will be proposed for election.
     Sir Mike Rake will succeed Sir Christopher Bland as Chairman on 26 September 2007, when he joins the Board. Sir Christopher steps down from the Board on 30 September 2007.
     The letter of appointment of Maarten van den Bergh was extended until 31 August 2009 on his appointment as Deputy Chairman and is terminable by either party on three months’ notice.
     The letter of appointment of Deborah Lathen is for an initial period of three years from 1 February 2007 and is terminable by either party on three months’ notice.

Annual General Meeting
The Notice of the Annual General Meeting to be held at 10.30 am on 19 July 2007 at The Sage Gateshead, St Mary’s Square, Gateshead Quays, Gateshead NE8 2JR is contained on pages 22 to 27.

Corporate governance
It is BT’s policy to achieve for all our operations best practice in our standards of business integrity. The directors consider that BT has, throughout the year, complied with the provisions set out in section 1 of the 2003 Combined Code on Corporate Governance.

Board, directors and board committees
The Board is currently made up of the part-time Chairman, the Chief Executive,five other executive directors and eight independent non-executive directors. It is BT’s policy that the Board will comprise a majority of independent non-executive directors. The roles of the Chairman and the Chief Executive are separate. The non-executive directors provide a strong, independent element on the Board. Non-executive directors are appointed initially for three years at the end of

18 BT Group plc Annual Review & Notice of Meeting 2007

which the appointment may be continued by mutual agreement. The Chairman and the non-executive directors meet regularly without the executive directors. The Chairman ensures the views of shareholders are known to and appropriately considered by the Board.
     The Board’s principal focus is the overall strategic direction, development and control of the group. A formal statement of its role is available on the company’s website. The Board meets at least nine times each year.
     During summer 2006 the Board carried out a further evaluation of Board and Board Committee performance and effectiveness. As part of this process, the Chairman had one-to-one sessions with the directors; and the previous Deputy Chairman, Sir Anthony Greener, met all directors individually to review the Chairman’s performance.
     To meet best corporate governance practice, Audit, Remuneration and Nominating Committees have long been an established part of BT’s system of governance. Each committee has written terms of reference, which are available on the company’s website. The Audit and Remuneration Committees are made up entirely of independent non-executive directors. The Board considers that several of the Audit Committee’s members have recent and relevant financial experience. The Audit Committee reviews the company’s published financial results, the Annual Report & Form 20-F and other published information for statutory and regulatory compliance and reports its views to the Board. It recommends the appointment, reappointment and remuneration of the company’s external auditors and ensures that key partners are rotated at appropriate intervals. The Board has policies determining what non-audit services the company’s external auditors can provide, in order to safeguard their independence and objectivity.
     The Nominating Committee ensures an appropriate balance of experience and abilities on the Board, using this evaluation to review the size and composition of the Board and to recommend any proposed changes to the Board.The Equality of Access Board monitors the company’s compliance with the Undertakings made to Ofcom following Ofcom’s Strategic Review of Telecommunications. Its terms of reference are also available on the company’s website.
     The Chief Executive, Ben Verwaayen, chairs the Operating Committee, which meets weekly.
     The Board also has a Community Support Committee and a Pension Scheme Performance Review Group.

Internal control and risk management
The Board is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.
     BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2007 financial year and have continued up to the date on which this document was approved.
     BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Management has concluded that at 31 March 2007 the group’s internal control over financial reporting was effective.

BT Group plc Annual Review & Notice of Meeting 2007 19

Board of Directors

.................................................................................................................................................

Key to membership of Board committees
a	Operating
b	Audit
c	Remuneration
d	Nominating
e	Community Support
f	Pension Scheme Performance Review Group
g	Equality of Access Board
*	Chairs committee

Sir Christopher Bland Chairmand*e*f
Appointed to the Board as Chairman on 1 May 2001. Chairman of the BBC from 1996 to 2001. Appointed a non-executive director of LWT Holdings in 1982 and chairman from 1983 to 1994, when LWT was acquired by Granada Group. A former chairman of an NHS hospital trust. Aged 68.
     Other appointments: a senior advisor at Warburg Pincus and chairman of the Royal Shakespeare Company.

EXECUTIVE DIRECTORS

Ben Verwaayen Chief Executivea*
A Dutch national, appointed to the Board on 14 January 2002 and Chief Executive on 1 February 2002. Formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999. Created an Officer of the Order of Orange-Nassau in April 2006 and appointed a Chevalier de la Légion d’Honneur in June 2006. Aged 55.
     Other appointments: non-executive director of UPS.

François Barrault Chief Executive, BT Global Servicesa
A French national, appointed to the Board as Chief Executive, BT Global Services on 24 April 2007. Previously, held the office of President BT International, BT Global Services, and was formerly president, Lucent Technologies. Aged 46.
     Other appointments: non-executive director of eServGlobal (an Australian corporation).

Andy Green Chief Executive,Group Strategy and Operationsa
Appointed to the Board on 19 November 2001. Held a number of senior positions in BT, including Chief Executive, BT Global Services and Chief Executive BT Openworld, and Group Director of Strategy and Development. Aged 51.
     Other appointments: board member of e-skills UK and ABESU (a charity) and a non-executive director of NAVTEQ Corporation (a US corporation).

Hanif Lalani Group Finance Directora f
Appointed to the Board as Group Finance Director on 7 February 2005. A Chartered Management Accountant, he was formerly Chief Financial Officer for BT Wholesale. Joined BT in 1983 and held a number of positions including Chief Executive BT Northern Ireland and chairman OCEAN Communications (BT’s subsidiary in the Republic of Ireland). Aged 45.

Ian Livingston Chief Executive, BT Retaila
Appointed Chief Executive, BT Retail on 7 February 2005. A Chartered Accountant, he was Group Finance Director from April 2002. Formerly group finance director of Dixons Group, a non-executive director of Ladbrokes (formerly Hilton Group) and also a director of Freeserve from its inception. Aged 42.

Dr Paul Reynolds Chief Executive, BT Wholesalea
Appointed to the Board on 19 November 2001. Held a number of senior positions in BT, including Director of Multimedia and Managing Director of Networks and Information Services. Aged 50.
     Other appointments: non-executive director of E-Access (a Japanese corporation).

NON-EXECUTIVE DIRECTORS

Maarten van den Bergh Deputy Chairmanb c*d f*
A Dutch national, appointed to the Board on 1 September 2000.He was appointed Deputy Chairman on 1 October 2006. He chairs the Remuneration Committee and the Pension Scheme Performance Review Group. He is the senior independent director. Retired in 2000 as president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors. He is a former chairman of Lloyds TSB Group. Aged 65.

20 BT Group plc Annual Review & Notice of Meeting 2007

.................................................................................................................................................

Key to membership of Board committees
a	Operating
b	Audit
c	Remuneration
d	Nominating
e	Community Support
f	Pension Scheme Performance Review Group
g	Equality of Access Board
*	Chairs committee

     Other appointments: chairman of Akzo Nobel Supervisory Board; non-executive director of British Airways and Royal Dutch Shell.

Matti Alahuhtac
A Finnish national, appointed to the Board on 1 February 2006. President of Kone Corporation since January 2005; President and CEO since 2006 and a director since 2003. Formerly president, Nokia mobile phones and president Nokia telecommunications. Aged 54.
     Other appointments: foundation board chairman of International Institute of Management Development (IMD) and chairman of Technology Industries of Finland Centennial Foundation.

Clayton Brendishb e
Appointed to the Board on 1 September 2002. Retired in 2001 as executive deputy chairman of CMG. Aged 60.
     Other appointments: non-executive chairman of Anite, Close Beacon Investment Fund and Echo Research Ltd; non-executive director of Herald Investment Trust; trustee of Economist Newspapers and Foundation for Liver Research.

Phil Hodkinsonb*d e
Appointed to the Board on 1 February 2006. He was appointed chairman of the Audit Committee on 1 October 2006. Group finance director of HBOS. A Fellow of the Institute of Actuaries, he was formerly chairman of Insight Investment, Clerical Medical Investment Group and Halifax Financial Services. Aged 49.
     Other appointments: non-executive director of Business in the Community and chairman of HBOS Foundation.

The Rt Hon Baroness Jay of Paddington PCc e
Appointed to the Board on 14 January 2002. Formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women, and Minister of State at the Department of Health. Aged 67.
     Other appointments: chairman of the Overseas Development Institute, and non-executive director of Independent News & Media and a member of its International Advisory Board.

Deborah Lathenc
A US national, appointed to the Board on 1 February 2007. A US attorney, president of Lathen Consulting. Formerly chief of the Cable Services Bureau at the Federal Communications Commission. She was previously director of national consumer affairs and managing counsel at Nissan Motor Corporation USA, and prior to that, held legal positions at TRW Financial Systems and at the Quaker Oats Company. Aged 54.

John Nelsonb d f
A Chartered Accountant, appointed to the Board on 14 January 2002. Retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. Prior to joining CSFB in January 1999, he was vice chairman of Lazard Brothers from 1990. Aged 59.
     Other appointments: chairman of Hammerson, deputy chairman of Kingfisher, a member of the Board of English National Opera and a senior advisor to Charterhouse Capital Partners.

Carl G Symonb c g*
A US national, appointed to the Board on 14 January 2002. Formerly chairman and chief executive officer of IBM UK. Aged 61.
     Other appointments: chairman of HMV Group and Clearswift Systems; non-executive director of Rolls-Royce and Rexam, and an advisory board member of Cross Atlantic Capital Partners.

BT Group plc Annual Review & Notice of Meeting 2007 21

Notice of Meeting

The 2007 Annual General Meeting of BT Group plc will be held at The Sage Gateshead, St Mary’s Square, Gateshead Quays, Gateshead NE8 2JR, at 10.30 am on Thursday 19 July 2007 to consider the following:

ORDINARY BUSINESS
Resolution 1
That the accounts and reports of the directors and the auditors for the year ended 31 March 2007 be received.
Legislation requires the directors to present to the meeting these accounts and reports contained in the Company’s Annual Report.

Resolution 2
That the directors’ remuneration report for the year ended 31 March 2007 be approved.
The directors have to ask shareholders to vote on this report on directors’ remuneration. It is summarised on pages 14 to 17 of this document. The full report, in the Annual Report, is on the Company’s website at www.bt.com/annualreport or is sent to shareholders if requested.

Resolution 3
That the final dividend of 10 pence per share recommended by the directors be declared payable on 17 September 2007 to holders of ordinary shares registered at the close of business on 24 August 2007.
The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4-7: re-election of directors
Under the Company’s articles of association (‘articles’), in compliance with the Combined Code on Corporate Governance, all directors have to retire every three years at an Annual General Meeting. As a result, four directors must retire at this year’s Annual General Meeting and are proposed by the Board for re-election.

Resolution 4
That Sir Christopher Bland be re-elected as a director.
Sir Christopher Bland was appointed to the Board of British Telecommunications plc as Chairman on 1 May 2001. He became Chairman of the Company at the time of the demerger of O2 in November 2001. He chairs the Nominating and Community Support committees and is a member of the Pension Scheme Performance Review Group.
     He was chairman of the BBC Board of Governors from 1 April 1996 until 30 September 2001. From 1972 to 1979, Sir Christopher was deputy chairman of the Independent Broadcasting Authority and chairman of its Complaints Review Board. In 1982, he became a non-executive director of LWT Holdings and was chairman from 1983 to 1994, when LWT was acquired by Granada Group. From December 1994 to May 2000, he was chairman of NFC. From 1977 to 1985, he was chairman of Sir Joseph Causton & Sons.
     Sir Christopher, who was chairman of the Hammersmith and Queen Charlotte’s Hospitals Special Health Authority from 1982 to 1994 and of Hammersmith Hospital’s NHS Trust from 1994 to February 1997, was knighted for his work in the NHS in 1993. He was chairman of the Private Finance Panel from 1995 to 1996 and a member of the Prime Minister’s Advisory Panel on the Citizen’s Charter. He is senior advisor at Warburg Pincus and chairman of the Royal Shakespeare Company. Aged 68.

22 BT Group plc Annual Review & Notice of Meeting 2007

Resolution 5
That Andy Green be re-elected as a director.
Andy Green was appointed to the Board on 19 November 2001. He is a member of the Operating Committee. In October 2001 Andy was appointed as Chief Executive of BT Global Services, BT’s managed services and solutions provider, serving multi-site organisations worldwide. On 24 April 2007, he was appointed Chief Executive, Group Strategy and Operations. Since joining the Company in 1986, he has held a number of positions, including Chief Executive of BT Openworld and Group Director of Strategy and Development. Andy was a member of the former Executive Committee from February 1995. He is a board member of e-skills UK and ABESU, a charity with the objective of ‘making poverty history’, and a non-executive director of NAVTEQ Corporation (a US corporation). Aged 51.

Resolution 6
That Ian Livingston be re-elected as a director.
Ian Livingston was appointed Group Finance Director in April 2002 and became Chief Executive of BT Retail in February 2005. He is a member of the Operating Committee. Before joining the Company he was group finance director of Dixons Group, a position he held from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He was also a non-executive director of Ladbrokes (formerly Hilton Group) and a director of Freeserve from its inception. Ian is a Chartered Accountant. Aged 42.

Resolution 7
That John Nelson be re-elected as a director.
John Nelson was appointed to the Board on 14 January 2002. He is a member of the Audit and Nominating committees and the Pension Scheme Performance Review Group. A Chartered Accountant, he retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. He was a member of the executive board and chairman of the European executive committee of CSFB.
      Prior to joining CSFB in January 1999, John spent 13 years with Lazard Brothers. He was appointed vice chairman of Lazard Brothers in 1990. He was also chairman of Lazard S.p.A. in Italy and a managing director of Lazard Freres, New York. He is chairman of Hammerson, deputy chairman of Kingfisher, a member of the Board of English National Opera and a senior advisor to Charterhouse Capital Partners. Aged 59.

Resolutions 8-9: election of directors
 The articles require any director appointed by the Board to retire at the Annual General Meeting following appointment.

Resolution 8
That Deborah Lathen be elected as a director.
Deborah Lathen was appointed to the Board on 1 February 2007. She is a member of the Remuneration Committee. She is a US attorney and is president of Lathen Consulting, which provides strategic, legal and management advice and counsel to senior executives of major US companies on policy and regulatory matters.
     Deborah was formerly chief of the Cable Services Bureau at the Federal Communications Commission from 1998 to 2001. She was responsible for policy and regulation covering the cable, satellite TV and broadcast industries.
     She was previously director of national consumer affairs and managing counsel at Nissan Motor Corporation USA, and prior to that, held legal positions at TRW Financial Systems and at the Quaker Oats Company.
     A US national, she is aged 54.

BT Group plc Annual Review & Notice of Meeting 2007 23

Resolution 9
That François Barrault be elected as a director.
François Barrault was appointed to the Board and became Chief Executive of BT Global Services on 24 April 2007. He is a member of the Operating Committee. He joined BT in April 2004 as President BT International, BT Global Services. François was formerly president, Lucent Technologies Inc and held other roles within Lucent including president and CEO Mobility International, and president and CEOEMEA (Europe, Middle East and Africa). Before this, François worked for Ascend Communications, where he held the position of senior vice president, EMEA and International until its acquisition by Lucent. He previously held executive positions with IBM, Computervision/ Prime and Stratus. He is a non-executive director of eServGlobal (an Australian corporation).
     A French national, he is aged 46.

Resolution 10
That PricewaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.
The resolution proposes the reappointment of PricewaterhouseCoopers LLP as the Company’s auditors.

Resolution 11
That the directors be authorised to decide the auditors’ remuneration.
This resolution follows standard practice. If passed, the directors will decide how much the auditors should be paid.

SPECIAL BUSINESS
The following resolution will be proposed as an ordinary resolution.

Resolution 12
 That the authority and power conferred on the directors in relation to the Section 80 Amount by Article 74 of the Company’s articles of association be renewed until 18 October 2008 and for that period the Section 80 Amount shall be £136 million.
The articles give a general authority to the directors to allot unissued shares, which is subject to renewal by shareholders.
     The directors will be able to issue new shares up to a nominal value of £136 million (the Section 80 Amount), which is equal to approximately 33% of the issued share capital (excluding treasury shares) of the Company as at the date of this Notice.
     See the notes to Resolution 14 for more information on treasury shares.

The following three resolutions will be proposed as special resolutions.

Resolution 13
That the authority and power conferred on the directors by Article 74 of the Company’s articles of association be:

•	extended to any sale of shares which the Company may hold as treasury shares; and
•	renewed until 18 October 2008; and for that period the Section 89 Amount shall be £21 million.
This resolution renews the authority given to directors to allot equity securities without needing to offer these shares to existing shareholders first:
•	for cash, up to an amount representing approximately 5% of the issued share capital (including treasury shares) as at the date of this Notice, approximately 420 million shares; or
•	in connection with a rights issue – defined in summary as an offer of equity securities to shareholders which is open for a period decided by the Board – subject to any limits or restrictions that the Board thinks are necessary or appropriate.

24 BT Group plc Annual Review & Notice of Meeting 2007

There are no current plans to allot shares except in connection with the Company’s employee share plans and over a three year rolling period this disapplication will not exceed 7.5% of issued share capital. References to ‘allot’ in this note include the sale of treasury shares. The authorities sought by Resolutions 12 and 13 will last for 15 months until 18 October 2008, although the directors intend to seek renewal of these powers at each Annual General Meeting.
     This will ensure that the directors continue to have the flexibility to act in the best interests of shareholders, when opportunities arise, by allotting shares.

Resolution 14
That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of shares of 5p each in the Company, subject to the following conditions:

(a)	the maximum number of shares which may be purchased is 827 million shares;
(b)	the minimum price which may be paid for each share is 5p;
(c)	the maximum price which may be paid for each share is an amount equal to 105% of the average of the middle market quotations of a share in the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and
(d)	this authority will expire at the close of the Annual General Meeting of the Company held in 2008, or if earlier, 18 October 2008 (except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry).

The directors would like the Company to continue to have the flexibility to buy its own shares. This resolution renews the Company’s authority to buy its own shares in similar terms to previous years’ authorities. It would be limited to 827 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally.
     Shares purchased by the Company out of distributable profits may be held as treasury shares, which may then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.
     During the 2007 financial year, 148 million shares were purchased (1.7% of the share capital) for a total consideration of £401 million, at an average price of £2.72 per share. As at 16 May 2007, 91 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and as at that date, the Company still held 368 million treasury shares which is equal to 4.4% of the issued share capital (excluding treasury shares) in issue as at that date.
     The Company’s current intention is to hold any shares purchased as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company.
     The authority sought by this resolution will end by 18 October 2008, although the directors intend to seek renewal of this power at each Annual General Meeting.
As at 16 May 2007, there were options outstanding over 373 million shares (of which options over 271 million shares were in respect of options granted under the savings related share option plans), representing 4.5% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these would represent 5.0% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

BT Group plc Annual Review & Notice of Meeting 2007 25

Resolution 15
That the Company may use electronic communications and in particular may send or supply any document or information to members by making them available on a website to members who do not elect to receive them electronically or in hard copy, and this resolution will supersede any provision in the Company’s articles of association to the extent that it is inconsistent with this resolution.
This resolution will extend the powers BT currently has set out in its articles for communicating with shareholders electronically, by taking advantage (if it decides to do so) of provisions in the Companies Act 2006. It will allow BT to use website communication as the default position, without sending documents to the shareholder. BT will be able to ask shareholders for their consent to receive communications from the Company via its website, or to elect to receive communications either electronically or in hard copy, as is currently the case. If the shareholder has not responded within 28 days of a request by BT, the Company may take that as consent to receive communications via its website. Where a shareholder receives communications via BT’s website, in this way, he or she will be sent a letter notifying them of the documents on the website, and of the right to receive a hard copy of the documents free of charge.
     BT will continue to communicate with shareholders by e-mail, where they have agreed to this, notifying them of the documents on the website, and of the right to receive a hard copy of the documents free of charge.
     BT expects to save considerable printing and postage costs if it decides to use the powers granted by this resolution.

The following resolution will be proposed as an ordinary resolution.

Resolution 16
That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make donations to EU (European Union) political organisations, not exceeding £100,000 in total, during the period beginning with the date of the 2007 Annual General Meeting and ending at the conclusion of the day on which the 2008 Annual General Meeting is held.
The Company’s continuing policy is that no company in the group shall make contributions in cash or kind (including loans) to any political party. Arrangements are in place to implement this policy. However, the definition of political donations used in the Companies Act 1985 is very much broader than the sense in which these words are ordinarily used. It covers activities such as making MPs and others in the political world aware of key industry issues and matters affecting the Company, which make an important contribution to their understanding of BT. These activities are carried out on an even-handed basis related broadly to the major political parties’ electoral strength. The authority we are requesting in this resolution is not designed to change the above policy. It will, however, ensure that the group acts within the provisions of the Companies Act 1985 requiring companies to obtain shareholder authority before they can make donations to EU political organisations (which includes UK political parties) as defined in the Companies Act 1985. During the 2007 financial year, the Company’s wholly-owned subsidiary, British Telecommunications plc, spent £18,392.

26 BT Group plc Annual Review & Notice of Meeting 2007

Only shareholders on the Register of Members at 6.00 pm on 17 July 2007 are entitled to attend and vote. A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to vote on his or her behalf. A proxy need not be a shareholder of the Company. On a poll, the number of shares held by each shareholder at 6.00 pm on 17 July 2007 will decide the number of votes that the shareholder may cast.
     The total number of issued and fully paid ordinary shares of 5p each as at 16 May 2007 (the latest practicable date prior to the publication of this document) was 8,640,654,852. The total number of voting rights in the Company as at that date was 8,272,726,496 (excluding treasury shares).

Documents
Copies of all service contracts and contracts of appointment between the directors and the Company are available for inspection during business hours at the registered office of the Company on any weekday (public holidays excluded), and will also be available for inspection at the place of the Annual General Meeting from 9.30 am on the day of the meeting until the conclusion of the meeting.

Your directors believe that the proposals in Resolutions 1 to 16 are in the best interests of both the Company and its shareholders and unanimously recommend that you vote in favour of all these resolutions. The directors intend to do so in respect of their own beneficial holdings.

By order of the Board

Larry Stone
Secretary
81 Newgate Street
London
EC1A 7AJ
16 May 2007

If you are not coming to the meeting
Webcast
The speeches by the Chairman, Sir Christopher Bland, and the Chief Executive, Ben Verwaayen, will be broadcast live on the internet at www.bt.com/btagm2007 Questions and voting on the business of the meeting will not be broadcast. If you intend to view the webcast, you should visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software.

BT Group plc Annual Review & Notice of Meeting 2007 27

AGM information

You have the right to attend, speak and vote at the Annual General Meeting if you are on the BT Group Register of Members at 6.00 pm on 17 July 2007.
     If you are not attending the meeting, you may appoint by post, fax, over the internet or by telephone, someone else as your proxy to attend the meeting and/or vote on your behalf. The number of shares you hold as at the above register deadline will decide how many votes you or your proxy will have if there is a poll. For more information about appointing a proxy, please read the explanatory notes on the enclosed Proxy Card.

Time and place of meeting
Time – 10.30 am on 19 July 2007. Doors open at 9.30 am to the shareholder helpdesk, for questions and queries, and to the reception area which will include a display of BT’s services.

Place – The Sage Gateshead, St Mary’s Square, Gateshead Quays, Gateshead NE8 2JR. A map and travel information are on page 29.

Admission Card/Proxy Card
Please bring your Admission Card/Proxy Card as it will speed your admission, and keep it until the meeting ends. You may also find it helpful to bring this Annual Review & Notice of Meeting 2007 with you, in order to refer to it at the meeting.

Joint shareholders
All joint shareholders may attend and speak at the meeting. However, only the first shareholder listed on the Register of Members is entitled to vote.

Questions
Before voting takes place on each resolution, shareholders will have the opportunity to ask questions. If you wish to ask a question, please make your way to a question point where someone will help you.

AGM venue

VENUE ARRANGEMENTS
Admission
For security reasons and to speed up admission, it would be helpful if you did not bring suitcases or large bags, cameras, laptop computers or recording equipment. If you do, you may be required to deposit them in a secure property store for collection after the meeting.

Smoking
Smoking will not be permitted at the venue.

Mobile phones
Please ensure mobile phones or pagers are switched off during the meeting.

Refreshments
Tea and coffee will be available in the reception area before the meeting. Light refreshments will be served after the meeting.

28 BT Group plc Annual Review & Notice of Meeting 2007

Shareholders with disabilities The following facilities will be available
•	sound amplification
•	induction loop
•	sign language interpretation
•	Palantype speech-to-text transcription
•	wheelchair facilities

Anyone accompanying a shareholder in need of assistance will be admitted to the meeting.

How to get there
The Sage Gateshead is located on Gateshead Quays at St Mary’s Square, Gateshead NE8 2JR and is accessible by rail and road.

If you travel by train
The nearest rail station is Newcastle Central.

If you travel by Metro
The Sage Gateshead is 15 minutes’ walk from Newcastle Central Metro Station and ten minutes’ walk from Gateshead Interchange Metro Station.

If you travel by bus
QuayLink electric buses Q1, Q2, offer a frequent accessible and easy to use service and are the best way to get around central NewcastleGateshead. Routes shown in the map below connect the attractions and sights of Newcastle Quayside and Gateshead Quays with Newcastle Central Station, Haymarket Bus Station and Gateshead Interchange.
     QuayLink tickets can be bought from the driver. Tickets include a single fare and an HourRider ticket. Day passes are also available and all Network Traveltickets and Transfare tickets are accepted – ask the driver for details when you board the bus. For transport information, visit a Nexus Travelshop located at major Metro stations, or call Traveline (0870 608 2608).

If you travel by car
The Sage Gateshead is clearly signposted and there are local car parks.
Shareholders will be responsible for the cost of their own parking.

BT Group plc Annual Review & Notice of Meeting 2007 29

Shareholder information

Report and accounts
You will be sent only the Annual Review & Notice of Meeting, together with the shareholder magazine Forward, unless you notify us that you wish to receive the Annual Report.
     The Annual Report for 2007 is also available on our website at www.bt.com/annualreport Alternatively, you can request a printed copy of the Annual Report for 2007 and/or future years, free of charge, by calling the Shareholder Helpline or contacting Lloyds TSB Registrars (see Contact BT).

Online communication
Increasing numbers of shareholders now receive all their BT shareholder communications online, and are discovering the convenience of using the internet and e-mail to find out about their shareholdings and about BT.

ShareholderPlus
Choose to receive all your BT shareholder communications online at www.bt.com/signup and you will qualify for ShareholderPlus, an exclusive range of shareholder offers on products and services from BT and partner companies. You can view the current offers at www.bt.com/shareholderoffers

Shareview When you sign up for ShareholderPlus you are automatically registered for Shareview, provided in association with Lloyds TSB Registrars. This online service enables you to:
•	update address and/or bank details online
•	view dividend information including tax details
•	buy or sell BT shares online at www.shareview.co.uk/dealing (or telephone 0870 850 0852)
•	build and manage a full share portfolio
•	appoint a proxy to represent you at BT meetings.

     Just go to www.bt.com/signup and follow the on-screen instructions, or call the Shareholder Helpline (see Contact BT). You will need your unique eight-character shareholder account number (printed below your name on the accompanying Admission Card/Proxy Card and also on your share certificate(s)).

About BT
www.bt.com/aboutbt has a wealth of constantly updated information about BT, and www.bt.com/sharesandperformance has information of particular interest to our shareholders.

E-mail alerts
To receive monthly e-mail alerts about BT and new shareholder offers, click on email alerts at www. btplc.com/emailalerts and select shareholder offers as well as your other area(s) of interest.

Other publications
BT produces a series of reports on its financial, business, social and environmental performance. Most of these can be found on our website at www.bt.com/aboutbt Contact the Shareholder Helpline for printed copies, where available.

Contact BT
You can contact us by telephone, e-mail or post.

Telephone
Shareholder Helpline – for general enquiries call:
Freefone 0808 100 4141 (+44 121 415 7178 from outside the UK)
Textphone 0800 169 6907 (+44 121 415 7028 from outside the UK)

E-mail
Please send an e-mail to:
bt@lloydstsb-registrars.co.uk

30 BT Group plc Annual Review & Notice of Meeting 2007

Post
Please write (including a daytime telephone number) to:
Lloyds TSB Registrars (2450)
The Causeway
Worthing
West Sussex
BN99 6DA

Special needs
An audio cassette version of the Annual Review & Notice of Meeting 2007 has been produced for shareholders with special needs. To obtain a copy of this cassette, please contact the Shareholder Helpline.

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 0207828 1151. Details can also be obtained from the Shareholder Helpline.

Unclaimed Assets Register
BT, along with many other leading UK companies, subscribes to Experian’s Unclaimed Assets Register (UAR), a register of individuals owed unclaimed financial assets such as shareholdings and dividends. UAR provides members of the public with a search device to trace lost assets. UAR donates a proportion of its income to charity. For further information visit www.uar.co.uk or telephone 0870 241 1713.

Capital gains tax
The rights issue in June 2001 adjusted the value of your BT shares for capital gains tax (CGT) purposes. An explanatory leaflet is available from the Shareholder Helpline.
     The demerger of O2 in November 2001 adjusted the value of your BT shares for CGT purposes. For CGT calculations, the base cost of the BT Group shares is calculated by multiplying the acquisition cost of the BT shareholding by 77.544% . This is in accordance with the confirmed opening prices for BT Group shares following the demerger.

BT Group plc Annual Review & Notice of Meeting 2007 31

BT Group plc

Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816

Produced by BT Group
Designed by Greentarget, London
Typeset by Bowne

Printed in England by Howitt
Printed on Revive 50:50 Silk, which is produced using
50% recovered waste fibre and 50% virgin wood fibre.
All pulps used are elemental chlorine free (ECF).

Data Protection Statement
The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfilling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example Lloyds TSB Registrars) who may process your personal data on the Company’s behalf.

www.bt.com
PHME 52341